SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 12)1

Alaska Communications Systems Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01167P101
(CUSIP Number)

Karen Singer, 212 Vaccaro Drive, Cresskill, NJ, 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01167P101	13D/A12	Page 2 of 7

1	NAME OF REPORTING PERSON Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,748,338
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,748,338
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,748,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%[2]

14	TYPE OF REPORTING PERSON*
IN

2 The percentages reported in this Schedule 13D/A12 are based upon the 53,532,252 outstanding shares of common stock as described in the Form 10Q filed by Alaska Communications Systems Group, Inc., on August 8, 2019.

CUSIP No.	01167P101	13D/A12	Page 3 of 7

1	NAME OF REPORTING PERSON TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,748,338[3]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,748,338[4]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,748,338
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14	TYPE OF REPORTING PERSON*
OO

3 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

4 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

SCHEDULE 13D/A12

This constitutes Amendment No. 12 (the “Amendment No. 12”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock” or “Shares”), of Alaska Communications Systems Group, Inc. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Ms. Singer is the managing member of TAR Holdings LLC (“TAR Holdings”), which was created pursuant to that certain Operating Agreement, dated October 28, 2013. All of the securities held by TAR Holdings were purchased by funds generated and held by TAR Holdings. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $7,233,473.00.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 12 is to report that on September 12, 2019, TAR Holdings sent a letter to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

Except in connection with the matters described in this Item 4 and as contemplated herein, Ms. Singer and TAR Holdings do not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, seeking representation on the Issuer’s board of directors or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 53,532,252 shares of Common Stock outstanding as reported in the Issuer’s Form 10Q filed on August 8, 2019.

A. TAR Holdings LLC

(a)     As of the date hereof, TAR Holdings beneficially owns 3,748,338 shares of Common Stock, which shares are held directly by TAR Holdings.

Percentage: Approximately 7.0%

(b) 1. Sole power to vote or direct vote: 3,748,3385

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,748,3386

4. Shared power to dispose or direct the disposition: 0

(c)    The following table details the transactions effected by TAR Holdings since the filing of Amendment No. 11 to the Statement:

Date of Transaction	Number of Shares Purchased	Price Per Share
September 4, 2019	121,468	$1.67

B. Ms. Singer

(a)     As of the date hereof, Ms. Singer, as the managing member of TAR Holdings, beneficially owns 3,748,338 shares of Common Stock held by TAR Holdings.

Percentage: Approximately 7.0%

(b) 1. Sole power to vote or direct vote: 3,748,338

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 3,748,338

4. Shared power to dispose or direct the disposition: 0

(c)    The following table details the transactions effected by Ms. Singer since the filing of Amendment No. 11 to the Statement:

Date of Transaction	Number of Shares Purchased	Price Per Share
September 4, 2019	121,468	$1.67

(d)    No Person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e)     Not Applicable.

5 See FN 2.

6 See FN 3.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

99.1	Form of Indemnification Letter Agreement (Filed as Exhibit 99.1 to Amendment No. 4 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on February 12, 2018).

99.2	Joint Filing Agreement (Filed as Exhibit 99.2 to Amendment No. 5 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on March 8, 2018).

99.3	Convertible Preferred Term Sheet (Filed as Exhibit 99.3 to Amendment No. 7 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on April 24, 2018).

99.4	Yahoo Finance! Article, dated as of April 13, 2018 (Filed as Exhibit 99.4 to Amendment No. 7 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on April 24, 2018).

99.5	Letter, dated April 27, 2018, to the Issuer (Filed as Exhibit 99.5 to Amendment No. 8 to the Statement, filed by the Reporting Person with the Securities and Exchange Commission on April 30, 2018).

99.6	Cooperation Agreement, dated as of May 9, 2018 (Filed as Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 9, 2018).

99.7	Letter, dated September 12, 2019, to the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2019

By:	/s/ Karen Singer
Karen Singer